April 28, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated March 12, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of March 12, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 12, 2010.

General:

1.

We note your response to our prior comment 4 and reissue the comment. Please update your disclosure throughout your filing, including the amount of cash on hand found in the risk factor entitled “Current revenue is inadequate....”

RESPONSE:

We have revised the Filing accordingly.

Outside Front Cover Page

2.

We note your response to our prior comment 5. Please include in the registration statement the disclosure provided in your response. In particular include disclosure indicating that Mr. Beaudette will inform each shareholder orally whether he is offering the shares on behalf of the company or on his own behalf as a selling shareholder.

RESPONSE:

We have revised the Filing accordingly.

3.

We note your response to our prior comment 7 and reissue the comment. Please revise to remove all references to an all or nothing offering, including the reference in the first paragraph of the outside front cover page.

RESPONSE:

We have revised the Filing accordingly.

Prospectus Summary, page 6

4.

We note your response to our prior comment 13. Please include disclosure regarding the convertible note in the summary section.

RESPONSE:

We have revised the Filing accordingly.

#106, 505 19 Ave SW / Calgary, Alberta, T2S 0E4 / Canada / 403-540-5277

The Company Overview, page 6

5.

We note your response to our prior comment 12 and reissue the comment in part. Please disclose in sufficient detail the holders of the other interests, what those wells are producing, if anything, your rights and responsibilities, and your anticipated revenues from your 1.28571% interest. Discuss whether you have any written agreements covering your interests, and file these as exhibits. In addition, provide similar disclosure in the “Business” section on page 18. We may have further comments.

RESPONSE:

We have revised the Filing to reflect that prior to the Company's incorporation we entered into the lease agreement, which has been included as Exhibit 10.4 to the Filing.

Risk Factors, page 7

6.

We note your response to our prior comment 16 and your statement that the company may not have its ability to “replace [y]our reserves or maintain production levels.” Please remove the reference to your reserves and production or address your current reserves and production throughout the registration statement.

RESPONSE:

We have revised the Filing accordingly.

Initial Opportunity, page 18

7.

We note your statement that the Nancy Hubbard well is in production right now and that you have plans to attempt to increase its current production output. Please indicate the latest date on which you have evidence of production. In the alternative, remove all references to production.

RESPONSE:

We have revised the Filing accordingly.

8.

In addition, please provide your basis for the assertion that the wells “are inexpensive by today’s standards to develop, maintain, and operate,” including your cost estimates for each well.

RESPONSE:

We have removed the reference as this was simply an assertion made by Management.

Management’s Discussion and Analysis, page 20

9.

We note your response to our prior comment 24 and the statement that, “[t]he proceeds from, and the utilization of all available financing methods will be sufficient to keep the Company funded and the business moving forward.” Please revise to indicate that it is management’s belief and not merely a statement of fact made by the company.

RESPONSE:

We have revised the Filing accordingly.

Financial Statements

10.

We reissue our prior comment 30. In accordance with Regulation S-X, Rule 3-01(a), if the registrant has been in existence for less than one fiscal year, there shall be filed an audited balance sheet as of a date within 135 days of the date of filing the registration statement. Please update your filing to include audited financial statements that meet this requirement. Please note Rules 3-02 and 3-04 of Regulation S-X also require audited statements of income, cash flows and changes in shareholders’ equity from the date of inception to the date of the audited balance sheet.

RESPONSE:

We have included the requisite information as requested.

Statements of Operations, page F-3

We note revenue has been recorded in the amount of $262 for the six months ended December 31, 2009 and Accumulated from June 25, 2009 (Date of Inception) to December 31,2009. We note from your Management’s Discussion and Analysis that you have generated no revenue. Please clarify what this amount represents or correct your financial statements if this amount has been recorded in error.

#106, 505 19 Ave SW / Calgary, Alberta, T2S 0E4 / Canada / 403-540-5277

RESPONSE:

We have revised the filing accordingly.

Signatures

11.

We note your response to prior comment 32. To quote the instructions to Form S-1, the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please also provide the signature of the principal financial officer.

RESPONSE:

We have revised the filing accordingly.

In connection with the Company’s responding to the comments set forth in the March 12, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

3

#106, 505 19 Ave SW / Calgary, Alberta, T2S 0E4 / Canada / 403-540-5277